December 18, 2012

VIA OVERNIGHT COURIER AND

EDGAR CORRESPONDENCE

Mr. Geoff Kruczek

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Pro-Dex, Inc.

Preliminary Proxy Statement

Filed on December 7, 2012

Soliciting Materials Filed Pursuant to Rule 14a-12

Filed on December 7, 2012

File No. 000-14942

Dear Mr. Kruczek:

This letter responds to the comments of the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated December 14, 2012 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement and related additional soliciting materials of Pro-Dex, Inc. (the “Company”) filed with the Commission on December 7, 2012. A copy of the Comment Letter is enclosed for your convenience.

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers adjacent to the Staff’s comments in the Comment Letter.

Concurrent with the filing of this letter, the Company is filing amendments to the subject Preliminary Proxy Statement and additional soliciting materials. Clean and marked to-show-changes copies of the amended filings are also enclosed herewith for your convenience. The amendments include:

a.	Revisions referenced in this letter as being responsive to the Staff’s comments in the Comment Letter.

b.	Information (shown as blanks in the Company’s December 7, 2012 filing of the Preliminary Proxy Statement), with respect to:

i.	the location of the January 17, 2013 Annual Meeting of Shareholders (please see page 1 of the Notice of Annual Meeting of Shareholders, page 1 of the Preliminary Proxy Statement and the Proxy Card);

ii.	the identification of the proxy solicitation firm the Company has engaged (please see page 2 of the Notice of Annual Meeting of Shareholders and page 2 of the Preliminary Proxy Statement);

iii.	costs the Company estimates will be (a) paid to the proxy solicitation firm and (b) incurred in connection with proxy solicitation in excess of those costs normally spent for an uncontested annual meeting of shareholders (please see page 2 of the Preliminary Proxy Statement); and

iv.	the date by which the Company must receive proposals from shareholders in connection with the Company’s next annual meeting (please see page 27 of the Preliminary Proxy Statement).

c.	Revisions to Annex A to the Preliminary Proxy Statement to include information regarding David C. Hovda, a director nominee of the Company, as a participant in the Company’s solicitation of proxies.

Preliminary Proxy Statement

1.	Please revise to clearly mark the proxy statement and proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Company Response

The Company has revised the first page of the Notice of Annual Meeting of Shareholders, the first page of the Proxy Statement and the first page of the Proxy Card to be clearly marked as preliminary.

Solicitation of Proxies, page 1

2.	We note that you may solicit proxies by mail, telephone, and oral communications. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Company Response

The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Proposal No. 1 Election of Directors, page 6

3.	Please tell us, with a view toward revised disclosure, whether there would be any effects (and their amount) from the election of the insurgents’ nominees on the company. Address, for example, whether any change of control payments would be due or any company obligations (through debt or otherwise) would become due or accelerated.

Company Response

The Company has added disclosure, on page 20 of the Preliminary Proxy Statement, to clarify that the election of the insurgents’ nominees as directors would constitute a change in control under the terms of currently outstanding change of control agreements with members of management, and to disclose the potential cost to the Company resulting from the involuntary termination, as defined in the change of control agreements, of any or all of those individuals.

The Company has also added disclosure, on page 23 of the Preliminary Proxy Statement, to clarify that the election of all the insurgents’ nominees would constitute a change of control as defined under the terms of the Company’s stock option plans.

4.	Please revise your disclosure to explain why you are nominating five directors at a time when your board consists of four directors. Are you expanding the board? If so, under what authority?

Company Response

The Company has added disclosure, on page 6 of the Preliminary Proxy Statement, to explain why five directors are being nominated.

Compensation of Directors, page 21

5.	Please refer to note 2 to the table on page 22. The statements in that note regarding the “dollar amount recognized for financial statement reporting purposes” and “the expense to be recognized” appear to be inconsistent with Regulation S-K Item 402(r)(2)(iv) and the related instructions. Please revise. Please also revise your similar statements in note 2 to the table on page 15. See Regulation S-K Item 402(n)(2)(vi) and the related instructions.

Company Response

The Company has revised Notes 2 to the tables on pages 22 and 15 of the Preliminary Proxy Statement to describe the contents of such tables in a manner consistent with the requirements of Regulation S-K Item 402(r)(2)(iv) and Item 402(n)(2)(vi), respectively.

Form of Proxy Card

6.	Your proxy card includes a recommendation from your board as to “proposals 2, 3 and 4,” but only two proposals are listed. Please revise or advise.

Company Response

The Company has revised the recommendation on the Proxy Card to refer only to Proposal 2, and has made conforming revisions to (a) the last paragraph of the Notice Of Annual Meeting Of Shareholders, and (b) the first paragraph under the heading “Recommendations of our Board” on page 3 of the Preliminary Proxy Statement.

Soliciting Materials Filed Pursuant to Rule 14a-12

7.	Please revise to include the disclosures required by Exchange Act Rule 14a-12(a)91)(i) and (ii).

Company Response

The Company respectfully submits that the disclosures required by Exchange Act Rule 14a-12(a)(1)(i) and (ii) are required only with respect to solicitations made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a). The Company hereby informs the Staff that the Company does not intend to, and hereby commits that it will not, furnish its security holders with the letter to shareholders originally filed with the Commission on December 7, 2012 (together with any amendments thereto, including amendments filed concurrently with this letter in response to certain comments of the Staff set forth below) unless and until the security holders have previously or concurrently been furnished a definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a). As such, the Company respectfully submits that the disclosures required by Exchange Act Rule 14a-12(a)(1)(i) and (ii) do not apply to the aforementioned letter to shareholders.

Further, the Company acknowledges the Staff’s comment and will endeavor to comply with the requirements of Rule 14a-12(a) with respect to any solicitations made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a).

8.	Please provide us with the materials referenced in the footnotes, clearly marked to support your statements.

Company Response

Concurrent with the filing of this letter, the Company has sent to the Staff, by overnight courier, materials referenced in the footnotes, clearly marked to support the Company’s statements. Pursuant to the Company’s accompanying letter marked “FOIA Confidential Treatment Request” (a copy of which has been furnished to the Commission’s Office of Freedom of Information and Privacy Act Operations), the Company is requesting confidential treatment of certain of those materials under the Freedom of Information Act pursuant to Rule 83 of the Commission’s Rules of Practice.

The compensation of management…

9.	Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note specifically the last clause of the last sentence in this section. Provide us supplementally the factual foundation for such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9.

Company Response

The Company has deleted the last clause in the last sentence of Section I (“The Compensation of management…”).

Further, the Company acknowledges the Staff’s comment and will endeavor in the future to avoid issuing statements in its solicitation materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without a reasonable factual foundation.

The Board has failed to manage…

10.	With a view toward revised disclosure, please clarify supplementally the disclosure in the last paragraph (i) what the “strategy initially selected in June 2010” was, (ii) why that strategy was not successful and (iii) until when the Board “allowed management” to develop an alternative strategy.

Company Response

The Company has revised its disclosure in the last paragraph of Section II (“The Board has failed to manage…”) so as to clarify the description of the strategy selected in June 2010, to describe why that strategy was viewed to have not been successful and to more clearly contextualize the comment regarding the Board having “allowed management an appropriate amount of time to develop that strategy.”

In addition, we refer the Staff to Tabs 7 through 22 provided in response to Comment 8.

The Board demonstrated questionable judgment…

11.	Please provide us supplemental support for your disclosure that Mr. Berthelot has “over 13 years experience as CEO of an NYSE-listed manufacturing firm…” and that “[d]uring Mr. Berthelot’s tenure as CEO of TransTechnology Corporation, shareholders realized a compound total return over 13 years in excess of 11%.”

Company Response

The Company has modified the disclosure so as to furnish the dates of Mr. Berthelot’s tenure as CEO of TransTechnology Corporation.

In addition, we refer the Staff to Tab 41, in which is Mr. Bethelot’s summary biography, and Tab 42, in which is a calculation of TransTechnology shareholder return, which accompany the material provided in response to Comment 8.

Conclusion

12.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for (i) the final sentence of the second paragraph in this section, (ii) the first sentence of the third paragraph (as it relates to your stated implementation of a program to build value for all shareholders), (iii) the second and fourth sentences in the third paragraph (as they relate to the progress you state you have made in several areas or initiatives), and (iv) the statements in III.a regarding the “transformation” from contract manufacturing to your current strategy. We note that the disclosure in your most recent Form 10-K does not appear to mention “contract manufacturing” as part of your business.

Company Response

The Company has revised (i) the final sentence of the second paragraph, and (ii) the first sentence of the third paragraph.

With respect to items (ii) and (iii) of this Comment 12, we refer the Staff to Tabs 24, 26 and 36 provided in response to Comment 8; with respect to item (iv) of this Comment 12, we refer the Staff to Tab 43, in which is the transcript of a conference call held by the Company on August 6, 2012, which accompanies the material provided in response to Comment 8. With respect to the Company’s Form 10-K not mentioning contract manufacturing as part of the Company’s business, we wish to point out to the Staff that the contract manufacturing strategy did not yield significant revenues or have any other significant impact on the Company’s operations.

Further, the Company acknowledges the Staff’s comment and will endeavor in the future to characterize all statements of opinion or belief as such and that a reasonable factual basis exist for each such opinion or belief.

* * * *

We trust that the foregoing is responsive to the comments contained in the Staff’s letter dated December 14, 2012. If you have any questions, please contact me at (949) 769-3250, or our general counsel, Tom Crane, at (714) 641-3464, or Garett Sleichter, at (714) 641-3495.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this matter.

Sincerely,

/s/ Harold A. Hurwitz

Harold A. Hurwitz
Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	Daniel F. Duchovny, Special Counsel – Office of Mergers & Acquisitions

Tom Crane – Rutan & Tucker

Garett Sleichter – Rutan & Tucker